UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240. 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240. 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Angel Oak Mortgage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03464Y108

(CUSIP Number)

Marc D. Bassewitz

VPIP AO MF LLC

225 W. Wacker Dr., Suite 2100

Chicago, IL 60606

312-248-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03464Y108	13D	Page 2

1	NAME OF REPORTING PERSON VPIP AO MF LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,107,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,107,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,107,560[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.2%[2]
14	TYPE OF REPORTING PERSON OO

1 Consists of 3,107,560 shares of Common Stock.

2 Based on 25,502,997 shares outstanding as of June 21, 2021.

CUSIP NO. 03464Y108	13D	Page 3

1	NAME OF REPORTING PERSON Vivaldi Private Investment Platform LLC – Class RE002[3]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,107,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,107,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,107,560[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.2%[5]
14	TYPE OF REPORTING PERSON OO

3 Vivaldi Private Investment Platform LLC – Class RE002, a class of Vivaldi Private Investment Platform LLC, is the sole member of VPIP AO MF LLC. Vivaldi Capital Management, LLC is the manager of Vivaldi Private Investment Platform LLC.

4 Consists of 3,107,560 shares of Common Stock.

5 Based on 25,502,997 shares outstanding as of June 21, 2021.

CUSIP NO. 03464Y108	13D	Page 4

1	NAME OF REPORTING PERSON Vivaldi Capital Management, LLC[6]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,107,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,107,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,107,560[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.2%[8]
14	TYPE OF REPORTING PERSON IA

6 Vivaldi Capital Management, LLC, a registered investment adviser that serves as the manager of Vivaldi Private Investment Platform LLC, exercises indirect control over all investment decisions with respect to the shares of Common Stock held directly by VPIP AO MF LLC, including the authority to purchase, vote and dispose of these shares. Vivaldi Capital Management, LLC’s three portfolio managers, acting together, exercise control over the investment decisions of Vivaldi Capital Management, LLC. Michael Peck, a director of the Company, is the President and Co-Chief Investment Officer of Vivaldi Capital Management, LLC and one of those portfolio managers. Michael Peck and the other portfolio managers disclaim beneficial ownership of the securities covered by this Schedule 13D.

7 Consists of 3,107,560 shares of Common Stock.

8 Based on 25,502,997 shares outstanding as of June 21, 2021.

CUSIP NO. 03464Y108	13D	Page 5

1	NAME OF REPORTING PERSON Vivaldi Holdings, LLC[9]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,107,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,107,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,107,560[10]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.2%[11]
14	TYPE OF REPORTING PERSON OO

9 Vivaldi Holdings, LLC controls Vivaldi Capital Management, LLC, and may be deemed to have a beneficial interest in the shares of Common Stock held directly by VPIP AO MF LLC.

10 Consists of 3,107,560 shares of Common Stock.

11 Based on 25,502,997 shares outstanding as of June 21, 2021.

ITEM 1.

This Statement relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Angel Oak Mortgage, Inc., a Maryland corporation (the “Company”). The Company’s principal executive offices are located at 3344 Peachtree Road NE, Suite 1725, Atlanta, Georgia 30326.

ITEM 2.

(a)	Name of Reporting Persons:

VPIP AO MF LLC

Vivaldi Private Investment Platform LLC – Class RE002

Vivaldi Capital Management, LLC

Vivaldi Holdings, LLC

(b)	Address of Principal Business Office or, if none, Residence:

VPIP AO MF LLC: 225 W. Wacker Dr., Suite 2100, Chicago, IL 60606

Vivaldi Private Investment Platform LLC – Class RE002: 225 W. Wacker Dr., Suite 2100, Chicago, IL 60606

Vivaldi Capital Management, LLC: 225 W. Wacker Dr., Suite 2100, Chicago, IL 60606

Vivaldi Holdings, LLC: 225 W. Wacker Dr., Suite 2100, Chicago, IL 60606

(c)	Current information concerning the identity and background of the member of VPIP AO MF LLC (“VPIP”) is set forth in Annex A, which is incorporated herein by reference in response to this Item.

Vivaldi Private Investment Platform LLC – Class RE002 (“RE002”), is a class of a limited liability company, Vivaldi Private Investment Platform LLC, managed by Vivaldi Capital Management, LLC. Current information concerning the identity and background of each of RE002’s members and managers is set forth in Annex A, which is incorporated herein by reference in response to this Item.

Vivaldi Capital Management, LLC (“VCM”), is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. Current information concerning the identity and background of each of VCM’s managers and executive officers is set forth in Annex A, which is incorporated herein by reference in response to this Item.

Current information concerning the identity and background of the members and managers of Vivaldi Holdings, LLC (“Holdings”) is set forth in Annex A, which is incorporated herein by reference in response to this Item.

(d)	During the last five years, none of the Reporting Persons, nor any of their respective directors, managers or officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, nor any of their respective directors, managers or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	Reference is made to Annex A with respect to VPIP, RE002, VCM and Holdings.

ITEM 3.	Source and Amount of Funds or Other Consideration.

VPIP received the shares that are the subject of this Schedule 13D as a result of its limited partnership interest in Angel Oak Mortgage Fund, LP (“AOMF”), a private investment fund formed in February 2018 that, prior to the completion of the Offering (as defined in Item 4, below) owned all of the Common Stock of the Company. In conjunction with the Offering, the Company declared a dividend that resulted in the issuance of 15,723,050 shares of Common Stock to AOMF. Immediately following receipt of this dividend, and pursuant to the terms of the limited partnership agreement of AOMF, AOMF distributed 15,724,050 shares of Common Stock (constituting all of the shares of Common Stock owned by AOMF) to its partners, which included the distribution of 3,107,560 shares to VPIP. VPIP had previously invested a total of $60,300,000 in AOMF in exchange for its limited partnership interest, which investment was made through participation in a series of private placement transactions, with the first occurring on September 26, 2018, and the last occurring on October 22, 2019.

ITEM 4.	Purpose of Transaction

In connection with the initial public offering of the Company’s Common Stock (the “Offering”) pursuant to that certain Prospectus and Registration Statement filed on Form S-11 on May 19, 2021 (and amended on June 8, 2021 and June 10, 2021), and declared effective June 16, 2021, registering shares of Common Stock, the Company engaged in a series of transactions designed to organize the Company as a holding company in order to effectuate the Offering.

In one of the transactions effected in conjunction with the Offering, the Company declared a dividend that resulted in the issuance of 15,723,050 shares of Common Stock to AOMF. Immediately following receipt of this dividend, and pursuant to the terms of the limited partnership agreement of AOMF, AOMF distributed 15,724,050 shares of Common Stock (constituting all of the shares of Common Stock owned by AOMF) to its partners, which included the distribution of 3,107,560 shares to VPIP (the “Distribution”).

VPIP had previously invested a total of $60,300,000 in AOMF in exchange for its limited partnership interest, which investment was made through participation in a series of private placement transactions, with the first occurring on September 26, 2018, and the last occurring on October 22, 2019.

The Distribution was effected on June 21, 2021, concurrently with the closing of the Offering.

Each of the Reporting Persons has acquired and holds the securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power.

The Reporting Persons are engaged in the business of securities analysis and investment. The Reporting Persons analyze the operations, capital structure and markets of companies in which they invest through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. As a result of these activities one or more representatives of the Reporting Persons may participate in interviews or hold discussions with third parties, with management or with directors in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. In addition, VCM’s president and co-chief investment officer, Michael Peck, is a director of the Company, and he may also, in his capacity as a director, suggest or take a position with respect to potential changes in the operations, management or capital structure of the Company, or any other matter that comes before the board of directors of the Company. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Company, and none of the Reporting Persons intends to seek control of the Company or, apart from Michael Peck’s role as a director, participate in the management of the Company. In pursuing this investment philosophy, each Reporting Person will continuously assess the Company’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company’s securities in particular, other developments and other investment opportunities.  Depending on such assessments, one or more of the Reporting Persons may acquire additional securities or may determine to sell or otherwise dispose of all or some of its holdings of securities.

While no contractual right exists on the part of any of the Reporting Persons to appoint a director to the board of directors of the Company, Michael Peck was appointed to the board of directors of the Company in September 2020.

Other than as described above, none of the Reporting Persons, or to the knowledge of the Reporting Persons, any other person set forth in Annex A hereto, currently has any plan or proposal that relates to, or may result in, any of the matters listed in clauses (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

ITEM 5.	Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned and Percent of Class

(i)	VPIP is the beneficial owner of 3,107,560 shares of Common Stock, representing 12.2% of the total outstanding shares of Common Stock (based on 25,502,997 shares outstanding as of June 21, 2021).

(ii)	RE002 is the beneficial owner of 3,107,560 shares of Common Stock, representing 12.2% of the total outstanding shares of Common Stock (based on 25,502,997 shares outstanding as of June 21, 2021).

(iii)	VCM is the beneficial owner of 3,107,560 shares of Common Stock, representing 12.2% of the total outstanding shares of Common Stock (based on 25,502,997 shares outstanding as of June 21, 2021).

(iv)	Holdings is the beneficial owner of 3,107,560 shares of Common Stock, representing 12.2% of the total outstanding shares of Common Stock (based on 25,502,997 shares outstanding as of June 21, 2021).

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

VPIP: 0

RE002: 0

VCM: 0

Holdings: 0

(ii)	shared power to vote or to direct the vote:

VPIP: 3,107,560

RE002: 3,107,560

VCM: 3,107,560

 Holdings: 3,107,560

(iii)	sole power to dispose or to direct the disposition of:

VPIP: 0

RE002: 0

VCM: 0

Holdings: 0

(iv)	shared power to dispose or to direct the disposition of:

VPIP: 3,107,560

RE002: 3,107,560

VCM: 3,107,560

Holdings: 3,107,560

(c)	Other than as set forth in response to Item 3 above, which is incorporated herein by reference, no other transactions in the Company's Common Stock by the Reporting Persons were effected in the past sixty (60) days.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities covered by this filing.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with VPIP’s initial investment in AOMF, VPIP entered into a Revenue Sharing Agreement (the “Revenue Sharing Agreement”) with Falcons I, LLC, a Delaware limited liability company (“Falcons I”), the external manager of AOMF, under which Falcons I, LLC agreed to make certain revenue share payments to VPIP.

The Company’s charter contains restrictions on the ownership and transfer of its Common Stock intended to assist the Company in complying with statutory ownership requirements applicable to real estate investment trusts. These restrictions prohibit, among other things, any person from owning shares of Common Stock in excess of 9.8% in value or in number of shares (whichever is more restrictive) of the outstanding shares of Common Stock. The Company’s charter also provides that its board of directors, subject to certain limits, may exempt certain persons from the foregoing ownership limits, and the Company’s board of directors has granted such a waiver to VPIP.

While no contractual right exists on the part of any of the Reporting Persons to appoint a director to the board of directors of the Company, Michael Peck, the president and co-chief investment officer of VCM, was appointed to the board of directors of the Company in September 2020.

In connection with the offering, VPIP entered into a Stockholder’s Agreement (the “Stockholder’s Agreement”) with the Company and Falcons I, under which VPIP agreed that, at such time as it and its affiliates cease to own shares of Common Stock representing 10% or more of the shares of Common Stock then outstanding, VPIP will cause Michael Peck to resign from the board of directors of the Company (unless at such time his service as a director of the Company has already been terminated). At such time, all rights and obligations of all parties to the Stockholder’s Agreement shall terminate.

In connection with the offering, VPIP also entered into a Registration Rights Agreement pursuant to which VPIP will be entitled to certain registration rights with respect to its shares of Common Stock, including “demand” and shelf registration rights and customary “piggyback” registration rights with respect to the Common Stock.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

ITEM 7.	Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement, dated June 24, 2021, by and among the Reporting Persons.

99.2	Revenue Sharing Agreement, dated September 7, 2018, by and among Falcons I, VPIP, and the other parties named therein.

99.3	Stockholder's Agreement, dated June 21, 2021, by and among the Company, VPIP, and Falcons I.

99.4	Registration Rights Agreement, dated June 21, 2021, by and among the Company, VPIP, and the other parties named therein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VPIP AO MF LLC
	By:	Vivaldi Private Investment Platform
LLC – Class RE002, sole member
By: Vivaldi Capital Management, LLC, manager

June 24, 2021	By:	/s/ Michael Peck
Name: Michael Peck
Title: President & Co-Chief Investment Officer

VIVALDI PRIVATE INVESTMENT
PLATFORM LLC – CLASS RE002
By: Vivaldi Capital Management, LLC, manager

June 24, 2021	By:	/s/ Michael Peck
Name: Michael Peck
Title: President & Co-Chief Investment Officer

VIVALDI CAPITAL MANAGEMENT, LLC

June 24, 2021	By:	/s/ Michael Peck
Name: Michael Peck
Title: President & Co-Chief Investment Officer

VIVALDI HOLDINGS, LLC

June 24, 2021	By:	/s/ Michael Peck
Name: Michael Peck
Title: President

Annex A

Information with Respect to Executive Officers and Directors of the Reporting Parties

The name and principal occupation of each of the members and executive officers of VPIP AO MF LLC are listed below.

Member:

Name	Principal Occupation

Vivaldi Private Investment Platform LLC – Class RE002	Sole Member, VPIP AO MF LLC

The name and principal occupation of each of the members, managers and executive officers of Vivaldi Private Investment Platform LLC – Class RE002 are listed below. The business address of each person listed below is 225 W. Wacker Dr., Suite 2100, Chicago, IL 60606. Each individual identified below is a citizen of the United States.

Managers/Members:

Name	Principal Occupation

Vivaldi Capital Management, LLC	Manager, Vivaldi Private Investment Platform LLC – Class RE002

The name and principal occupation of each of the directors or managers and executive officers of Vivaldi Capital Management, LLC are listed below. The business address of each person listed below is 225 W. Wacker Dr., Suite 2100, Chicago, IL 60606. Each individual identified below is a citizen of the United States.

Executive Officers:

Name	Principal Occupation

Michael Peck	President and Co-Chief Investment Officer, Vivaldi Capital Management, LLC, President, Vivaldi Holdings, LLC

David Sternberg	Chief Executive Officer, Vivaldi Capital Management, LLC, Chief Executive Officer, Vivaldi Holdings, LLC

Randal Golden	Chief Financial Officer, Vivaldi Capital Management, LLC, Chief Financial Officer, Vivaldi Holdings, LLC

Chad Eisenberg	Chief Operating Officer, Vivaldi Capital Management, LLC, Chief Operating Officer, Vivaldi Holdings, LLC

Managers/Members:

Name	Principal Occupation

Vivaldi Holdings, LLC	Managing Member, Vivaldi Capital Management, LLC

VCM Equity Holdings, LLC	Member, Vivaldi Capital Management, LLC

The name and principal occupation of each of the directors or managers and executive officers of Vivaldi Holdings, LLC are listed below. The business address of each person listed below is 225 W. Wacker Dr., Suite 2100, Chicago, IL 60606. Each individual identified below is a citizen of the United States.

Executive Officers:

Name	Principal Occupation

Michael Peck	President and Co-Chief Investment Officer, Vivaldi Capital Management, LLC, President, Vivaldi Holdings, LLC

David Sternberg	Chief Executive Officer, Vivaldi Capital Management, LLC, Chief Executive Officer, Vivaldi Holdings, LLC

Randal Golden	Chief Financial Officer, Vivaldi Capital Management, LLC, Chief Financial Officer, Vivaldi Holdings, LLC

Chad Eisenberg	Chief Operating Officer, Vivaldi Capital Management, LLC, Chief Operating Officer, Vivaldi Holdings, LLC

Managers/Members:

Name	Principal Occupation

David Sternberg	Chief Executive Officer, Vivaldi Capital Management, LLC, Chief Executive Officer and Managing Member, Vivaldi Holdings, LLC

Michael Peck	President and Co-Chief Investment Officer, Vivaldi Capital Management, LLC, President and Member, Vivaldi Holdings, LLC

Randal Golden	Chief Financial Officer, Vivaldi Capital Management, LLC, Chief Financial Officer and Member, Vivaldi Holdings, LLC

Chad Eisenberg	Chief Operating Officer, Vivaldi Capital Management, LLC, Chief Operating Officer and Member, Vivaldi Holdings, LLC

Scott Hergott	Co-Chief Investment Officer, Vivaldi Capital Management, LLC, Member, Vivaldi Holdings, LLC

Brian Murphy	Portfolio Manager, Vivaldi Capital Management, LLC, Member, Vivaldi Holdings, LLC